UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GLOBAL NET LEASE, INC.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

379378201
(CUSIP Number)

Michael R. Anderson General Counsel Bellevue Capital Partners, LLC 222 Bellevue Avenue Newport, RI 02840 212-415-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 379378201	SCHEDULE 13D	Page 2 of 14

1	NAME OF REPORTING PERSON Bellevue Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,888,803
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,888,803
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,888,803
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 379378201	SCHEDULE 13D	Page 3 of 14

1	NAME OF REPORTING PERSON MWM PIC, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,010,384
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,010,384
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,010,384
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 379378201	SCHEDULE 13D	Page 4 of 14

1	NAME OF REPORTING PERSON MWM I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,140
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,140
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 379378201	SCHEDULE 13D	Page 5 of 14

1	NAME OF REPORTING PERSON AR Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,481
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,481
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,481
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 379378201	SCHEDULE 13D	Page 6 of 14

1	NAME OF REPORTING PERSON AR Global Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,012
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,012
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,012
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 379378201	SCHEDULE 13D	Page 7 of 14

1	NAME OF REPORTING PERSON American Realty Capital Global II Special LP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,725
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 379378201	SCHEDULE 13D	Page 8 of 14

1	NAME OF REPORTING PERSON Nicholas S. Schorsch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,388,012
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,388,012
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,388,012
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 379378201	SCHEDULE 13D	Page 9 of 14

1	NAME OF REPORTING PERSON Nicholas S. Schorsch 2016 Grantor Retained Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 404,114
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 404,114
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 404,114
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 379378201	SCHEDULE 13D	Page 10 of 14

1	NAME OF REPORTING PERSON Edward M. Weil, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 66,560
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 66,560
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 379378201	SCHEDULE 13D	Page 11 of 14

Explanatory Note

This Amendment No. 1 (the “Amendment”) to Schedule 13D (the “Schedule 13D”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on September 22, 2023 relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Global Net Lease, Inc., a Maryland corporation (the “Issuer”). This Amendment updates the Schedule 13D to reflect certain recent transactions as reported under Item 3 below.

Item 1. Security and Issuer.

Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used herein without definition shall have the meaning set forth in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and supplemented by inserting the following information:

Bellevue Capital Partners

The following transactions were effected by Bellevue Capital Partners from November 9, 2023 to June 26, 2024:

Trade Date	Buy/Sell	Number of Shares of Common Stock	Weighted Average Price Per Share of Common Stock(1)	Price Range(2)
11/09/2023	N/A	2,609,728(3)	N/A	N/A
01/10/2024	Sell	220,564	$10.01	$10.00 - $10.03
01/19/2024	Sell	150,000	$8.90	$8.90 - $8.93
01/22/2024	Sell	176,577	$9.04	$9.03 - $9.07
01/23/2024	Sell	34,135	$8.93	$8.91 - $9.00
01/24/2024	Sell	20,000	$9.00	$9.00 - $9.01
01/25/2024	Sell	158,021	$8.93	$8.92 - $8.93
01/26/2024	Sell	4,837	$8.90	$8.90 - $8.95
02/16/2024	Sell	155,000	$8.10	$8.06 - $8.13
06/13/2024	Sell	159,720	$7.32	$7.28 - $7.36
06/14/2024	Sell	145,058	$7.25	$7.23 - $7.26
06/17/2024	Sell	200,000	$7.16	$7.14 - $7.26
06/18/2024	Sell	89,271	$7.32	$7.16 - $7.20
06/20/2024	Sell	433,350	$7.19	$7.15 - $7.22
06/21/2024	Sell	450,000	$7.08	$7.05 - $7.16
06/24/2024	Sell	150,000	$7.19	$7.17 - $7.25
06/25/2024	Sell	150,000	$7.08	$7.06 - $7.12
06/26/2024	Sell	100,000	$7.02	$7.02 - $7.08

(1)	Unless otherwise indicated, these shares were purchased in multiple transactions at the price ranges set forth in the column labeled “Price Range.” Bellevue Capital Partners undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within such range.
(2)	Price ranges are inclusive. Rows marked “N/A” mean all shares were sold at the same price.
(3)	Reflects a distribution of shares to a former member of Bellevue Capital Partners

CUSIP No. 379378201	SCHEDULE 13D	Page 12 of 14

Item 4. Purpose of Transaction.

The information set out in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and supplemented by incorporating by reference the information set forth in boxes (11) and (13) of the cover pages to this Amendment for each of the Reporting Persons, and such information is incorporated herein by reference. The percentages reported herein are calculated based upon 230,383,756 outstanding shares of Common Stock as of May 3, 2024.

CUSIP No. 379378201	SCHEDULE 13D	Page 13 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2024

BELLEVUE CAPITAL PARTNERS, LLC

By:	/s/ Michael R. Anderson
Name: Michael R. Anderson Title: General Counsel

Dated: June 26, 2024

MWM PIC, LLC

By:	/s/ Michael R. Anderson
Name: Michael R. Anderson Title: Attorney-in-fact

Dated: June 26, 2024

MWM I, LLC

By:	/s/ Michael R. Anderson
Name: Michael R. Anderson Title: Attorney-in-fact

Dated: June 26, 2024

AR CAPITAL, LLC

By:	/s/ Michael R. Anderson
Name: Michael R. Anderson Title: Attorney-in-fact

Dated: June 26, 2024

AR GLOBAL INVESTMENTS, LLC

By:	/s/ Michael R. Anderson
Name: Michael R. Anderson Title: Attorney-in-fact

CUSIP No. 379378201	SCHEDULE 13D	Page 14 of 14

Dated: June 26, 2024

American Realty Capital Global II Special LP LLC

By:	/s/ Michael R. Anderson
Name: Michael R. Anderson Title: Attorney-in-fact

Dated: June 26, 2024

NICHOLAS S. SCHORSCH

By:	/s/ Michael R. Anderson
Name: Michael R. Anderson Title: Attorney-in-fact

Dated: June 26, 2024

NICHOLAS S. SCHORSCH 2016 GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Michael R. Anderson
Name: Michael R. Anderson Title: Attorney-in-fact

Dated: June 26, 2024

EDWARD M. WEIL, JR.

By:	/s/ Michael R. Anderson
Name: Michael R. Anderson Title: Attorney-in-fact